[Reference Translation]

December 27, 2016

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: Toyota Housing Corporation
Name and Title of Representative:
Tadashi Yamashina, President
Name and Title of Contact Person:
Hiromu Torii
General Manager, Corporate Planning Division
(Telephone Number: 052-952-4846)

Notice Regarding the Results of Subsidiary’s Tender Offer for the Shares of

Misawa Homes Co., Ltd. (Securities Code: 1722)

Toyota Housing Corporation (“Toyota Housing”), a consolidated subsidiary of Toyota Motor Corporation (the “Company”), resolved at the meeting of its Board of Directors held on November 22, 2016 to acquire common shares of Misawa Homes Co., Ltd. (Securities Code: 1722, Tokyo Stock Exchange First Section and Nagoya Stock Exchange First Section) through a tender offer (the “TOB”) and commenced the TOB on November 28, 2016. The TOB was completed on December 26, 2016, and the Company hereby announces the results of the TOB as follows.

For more details please refer to the attached “Notice Regarding the Results of TOB for the Shares of Misawa Homes Co., Ltd. (Securities Code: 1722)” released by Toyota Housing.

1.	Outline of Toyota Housing

Address	23-22, Izumi 1-chome, Higashi-ku, Nagoya, Aichi Prefecture

Name and title of representative	Tadashi Yamashina, President, Member of Board of Directors

Description of business	Design, manufacture and sale, etc. of construction materials and components and home equipment; planning, design, supervision, construction and contract work for land and urban development, etc.; sale and leasing, etc. of real estate

Capital	¥7,398 million

2.	Future Outlook

The impact of the transaction on the Company’s consolidated results will be immaterial.

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[Reference Translation]

December 27, 2016

To Whom It May Concern:

Company Name: Toyota Housing Corporation
Name and Title of Representative:
Tadashi Yamashina, President
Name and Title of Contact Person:
Hiromu Torii
General Manager, Corporate Planning Division
(Telephone Number: 052-952-4846)

Notice Regarding the Results of TOB for the Shares of Misawa Homes Co., Ltd. (Securities Code: 1722)

Toyota Housing Corporation (the “Company” or “Tender Offeror”) resolved at the meeting of its Board of Directors held on November 22, 2016 to acquire common shares of Misawa Homes Co., Ltd. (Securities Code: 1722, Tokyo Stock Exchange First Section and Nagoya Stock Exchange First Section) (the “Target Company”) through a tender offer (the “TOB”) and commenced the TOB on November 28, 2016. The TOB was completed on December 26, 2016, and the Company hereby announces the results of the TOB as follows.

Additionally, the Target Company adopted a resolution at a Board of Directors meeting held on November 22, 2016 on issuance of shares for subscription through a private placement having the Company as the allottee with a payment period from January 5, 2017 (after the end of the purchase period relating to the TOB (the “TOB Period”)) to March 31, 2017 (15,475,749 common shares, with a payment price of 874 yen per share for total proceeds of 13,525,804,626 yen) and disposal of treasury stock (1,389,651 common shares, with a disposal price of 874 yen per share for total proceeds of 1,214,554,974 yen) (collectively, the “Private Placement of New Shares”). With respect to the Private Placement of New Shares, the Company has agreed with the Target Company that, if the TOB is successful, after verifying the TOB results, the Company will subscribe to and pay for the number of shares (provided, however, that shares less than 100 shares are rounded up) necessary in order for the Company’s Ownership Ratio after Capital Increase on a Fully Diluted Basis (note) in the Target Company after the payment relating to the Private Placement of New Shares to be 51.00% (rounded off to the second decimal place) when combined with the Target Company shares that the Company will acquire in the TOB. For this reason, pursuant to such agreement, the Company intends to pay on the following day of the commencement date of the settlement of the TOB (January 5, 2017) for the total number of shares (5,720,900 shares) of 4,331,249 shares (total payment amount: 3,785,511,626 yen) out of the number of the Target Company shares approved by the Target Company as the number of shares for subscription to be issued in the Private Placement of New Shares (15,475,749 common shares) plus the number of the Target Company shares approved by the Target Company to be disposed of as treasury stock (1,389,651 shares). In the event that the settlement of the TOB and the payment of the Private Placement of New Shares are completed, the Target Company will become a consolidated subsidiary of the Company on January 5, 2017 (the following day of the commencement date of settlement of the TOB and the scheduled date of the payment of the Private Placement of New Shares).

(Note)	The Ownership Ratio after Capital Increase on a Fully Diluted Basis is the ratio of the total of the 10,784,100 shares held by the Company plus the number of the Target Company shares the Company will possess through the TOB and the Private Placement of New Shares, to the total number of outstanding shares of the Target Company as of October 31, 2016 (38,738,914) plus the number of the Target Company shares the Company underwrites in the Private Placement of New Shares through the issuance of new shares.

1.	Overview of the Purchase, etc.

(1)	Name and Address of the Tender Offeror

Name: Toyota Housing Corporation

Address: 23-22, Izumi 1-chome, Higashi-ku, Nagoya, Aichi Prefecture

(2)	Name of the Target Company

Misawa Homes Co., Ltd.

(3)	Type of Share Certificates, etc. Subject to the Purchase, etc.

Common Shares

(4)	Number of Share Certificates, etc. to be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
5,460,800	—	5,460,800

(Note 1)	In the event the total number of the Tendered Share Certificates, etc. is equal to or below the maximum number (5,460,800 shares), all the Tendered Share Certificates, etc. will be purchased. In the event the total number of the Tendered Share Certificates, etc. is above the maximum number (5,460,800 shares), all or a portion of the amount in excess will not be purchased, and a settlement for the purchase of the share certificates, etc. will be conducted using the proportional distribution method pursuant to Article 27-13, paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter referred to as the “Act”) and Article 32 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Shares, etc. by Person Other than Issuer (Finance Ministry Ordinance No. 38 of 1990, as amended; hereinafter referred to as the “Ordinance”).
(Note 2)	Shares less than one unit are also subject to the TOB. In the event shareholders exercise their right to request the purchase of shares of less than one unit pursuant to the applicable provisions of the Companies Act (Act No. 86 of 2005, as amended), the Target Company may purchase its own shares during the TOB Period in accordance with the relevant procedures under the applicable laws and regulations.
(Note 3)	The Company does not intend to acquire any shares of the treasury stock held by the Target Company through the TOB.

(5)	Period of the Purchase, etc.

(i)	Period of the purchase, etc. scheduled at the time of filing of the registration statement

From Monday, November 28, 2016 to Monday, December 26, 2016 (20 business days)

(ii)	The possibility of an extension upon request from the Target Company

If the Target Company had submitted a statement of opinion that stated a request to extend the TOB Period as per the provision under Article 27-10, paragraph 3 of the Act, the TOB Period would have been 30 business days ending on Monday, January 16, 2017; however, there was no such submission.

(6)	Price of the Purchase, etc.

1,100 yen per one common share

2.	Results of the Purchase, etc.

(1)	Success or Failure of the TOB

As the total number of the Tendered Share Certificates, etc. (8,243,931 shares) exceeded the maximum number of shares to be purchased (5,460,800 shares), all or a portion of the amount in excess will not be purchased pursuant to Article 27-13, paragraph 4, item 2 of the Act, and a settlement for the purchase of the share certificates, etc. will be conducted using the proportional distribution method pursuant to Article 27-13, paragraph 5 of the Act and Article 32 of the Ordinance, as set forth in the public notice of the commencement of the TOB and the TOB registration statement.

(2)	Date and Name of Newspaper for Announcing the Results of the TOB

Under the provisions of Article 27-13, paragraph 1 of the Act, the results of the TOB was announced to the press on December 27, 2016 in the manner set out in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Ordinance.

(3)	Number of Share Certificates, etc. Purchased

Type of share certificates, etc.	(i) Number of share certificates, etc. tendered on a number of shares basis	(ii) Number of share certificates, etc. to be purchased on a number of shares basis
Share certificates	8,243,931 shares	5,460,898 shares
Certificates of stock acquisition rights	— shares	— shares
Certificates of corporate bonds with stock acquisition rights	— shares	— shares
Beneficiary certificates for trusts of share certificates, etc. ( )	— shares	— shares
Depositary receipts for share certificates, etc. ( )	— shares	— shares
Total	8,243,931 shares	5,460,898 shares
(Total number of dilutive share certificates, etc.)	—	( — shares)

(4)	Ownership Ratio of Share Certificates, etc. after the Purchase

Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror prior to the purchase	107,841	(Ownership ratio of share certificates, etc. prior to the purchase: 28.87%)
Number of voting rights pertaining to share certificates, etc. owned by special related parties prior to the purchase	0	(Ownership ratio of share certificates, etc. prior to the purchase: 0.00%)
Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror after the purchase	162,449	(Ownership ratio of share certificates, etc. after the purchase: 43.49%)
Number of voting rights pertaining to share certificates, etc. owned by special related parties after the purchase	0	(Ownership ratio of share certificates, etc. after the purchase: 0.00%)
Number of voting rights pertaining to the Target Company’s total number of shareholders	371,519

(Note 1)	The “Number of voting rights pertaining to share certificates, etc. owned by special related parties prior to the purchase” and “Number of voting rights pertaining to share certificates, etc. owned by special related parties after the purchase” represent the total number of voting rights pertaining to shares owned by each special related party (however, it does not include a person excluded from being a special related party pursuant to Article 3, paragraph 2, item 1 of the Ordinance with respect to the calculation of the ownership ratio of share certificates, etc. under each item of Article 27-2, paragraph 1 of the Act).
(Note 2)	The “Number of voting rights pertaining to the Target Company’s total number of shareholders” represents the number of voting rights of all shareholders as of September 30, 2016 as stated in the Target Company’s Second Quarterly Report for the 14th fiscal year filed on November 4, 2016 (the “Target Company’s 14th Term 2nd Quarterly Report”) (100 shares were stated as one stock unit). For the TOB, however, since shares less than one unit are also subject to the TOB, the “Ownership ratio of share certificates, etc. prior to the purchase” and the “Ownership ratio of share certificates, etc. after the purchase” were calculated by using 373,492 voting rights – pertaining to the number of shares (37,349,263 shares) equal to the total number of outstanding shares (38,738,914 shares) of the Target Company as of October 31, 2016, less the number of the treasury stock (1,389,651 shares) held by the the Target Company as of October 31, 2016 – as the denominator. According to the Target Company, the total number of outstanding shares of the Target Company as of October 31, 2016 has not changed from the total number of outstanding shares of the Target Company as of September 30, 2016 (38,738,914 shares) as stated in the Target Company’s 14th Term 2nd Quarterly Report. Further, the number of the treasury shares held by the Target Company as of October 31, 2016 has increased from the number of treasury shares as of September 30, 2016 (1,389,553 shares) as stated in the Target Company’s 14th Term 2nd Quarterly Report to 1,389,651 shares.
(Note 3)	The Target Company passed a resolution at a meeting of the Board of Directors held on November 22, 2016 to approve the Private Placement of New Shares. With respect to the Private Placement of New Shares, the Company has agreed with the Target Company that, if the TOB is successful, after verifying the TOB results, the Company will subscribe to and pay for the number of shares (provided, however, that shares less than 100 shares are rounded up) necessary in order for the Ownership Ratio after Capital Increase on a Fully Diluted Basis to be 51.00% (rounded off to the second decimal place) when combined with the Target Company shares that the Company will acquire in the TOB. For this reason, pursuant to such agreement, the Company intends to pay on the following day of the commencement date of the settlement of the TOB (January 5, 2017) for the total number of shares (5,720,900 common shares with a total payment amount of 5,000,066,600 yen) of 4,331,249 shares out of the number of the Target Company shares approved by the Target Company as the number of shares for subscription to be issued in the Private Placement of New Shares (15,475,749 common shares) plus the number of the Target Company shares approved by the Target Company to be disposed of as treasury stock (1,389,651 common shares). If the Company makes the said payment, the “Ownership ratio of share certificates, etc. after the purchase” of the Company will be 51.00%, which is calculated as follows: The denominator is 430,701 units, which is the result of adding the number of voting rights (57,209 units) pertaining to the number of shares to be paid in by the Company with respect to the Private Placement of New Shares (5,720,900 shares) to the Target Company’s number of voting rights (373,492 units), which was used as the denominator to calculate the “Ownership ratio of share certificates, etc. prior to the purchase” and the “Ownership ratio of share certificates, etc. after the purchase” as listed in (Note 2). The numerator is 219,658 units, which is the result of adding the number of voting rights (57,209 units) pertaining to the number of shares to be paid in by the Company (5,720,900 shares) to the “Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror after the purchase” (162,449 units).
(Note 4)	The “Ownership ratio of share certificates, etc. prior to the purchase” and the “Ownership ratio of share certificates, etc. after the purchase” are rounded off to the second decimal place.

(5)	Calculation in the Case of the Purchase, etc. Using Proportional Distribution Method

As the total number of the Tendered Share Certificates, etc. (8,243,931 shares) exceeded the maximum number of shares to be purchased (5,460,800 shares), all or a portion of the amount in excess will not be purchased pursuant to Article 27-13, paragraph 4, item 2 of the Act, and a settlement for the purchase of the share certificates, etc. will be conducted using the proportional distribution method pursuant to Article 27-13, paragraph 5 of the Act and Article 32 of the Ordinance, as set forth in the public notice of commencement of the TOB and the TOB registration statement (if a portion of a specific set of share certificates, etc. constitutes less than one stock unit, or 100 shares, the number of purchased shares, as calculated using the proportional distribution method, will be limited to the maximum number of the Tendered Share Certificates, etc.)

As the total number of purchased shares from each of the tendering shareholders calculated using the proportional distribution method – a calculation in which the number of shares less than one stock unit is rounded off – exceeded the maximum number of shares to be purchased, purchases will be decreased by one stock unit (or the number of shares less than one stock unit if a portion of the shares to be purchased, calculated using the proportional distribution method, constitutes less than one stock unit) successively, starting with tendering shareholders that held the most number of shares that were rounded off and continuing until the total reaches and does not fall below the maximum number of shares to be purchased. However, as the reduction of shares, conducted in this manner from all of the tendering shareholders for whom the number of shares being rounded up is the same, resulted in falling below the maximum number of shares to be purchased, the number of purchased shares will be reduced from the shareholders among the tendering shareholders selected by lottery, to the extent that the number of purchased shares does not fall below the maximum number of shares to be purchased.

(6)	Settlement Method

(i)	Name and address of the head office of the financial instruments service operator/bank charged with the settlement of the purchase

Nomura Securities Co., Ltd.        1-9-1, Nihonbashi, Chuo-ku, Tokyo

(ii)	Settlement commencement date

Wednesday, January 4, 2017

(iii)	Settlement method

A notice of purchase in the TOB is to be mailed without delay to the addresses of the tendering shareholders (standing proxy in the case of a non-resident shareholder) after the final day of the TOB Period. In the event that consent is given to sending an electronic notice via Nomura Net & Call, the notice will be delivered electronically via Nomura Net & Call (https://netcall nomura.co.jp/).

Purchases are to be made in cash. Tendering shareholders may receive proceeds from the sale without delay in the method instructed by the tendering shareholders, such as by wire transfer, starting from the settlement commencement date (wire transfer fees may apply).

(iv)	Method for returning share certificates, etc.

The share certificates, etc. that need to be returned shall be returned promptly from two business days after the final day of the TOB Period by restoring the record of the tendering shareholder’s account held with a tender offer agent to the state immediately prior to the tendering of shares. (If the share certificates, etc. are to be transferred to an account at another financial instruments service operator as designated by tendering shareholders, please verify this with the tender offer agent at the head office or any of the domestic branches at which the tender was accepted.)

3.	Policies, etc. after the TOB and Future Prospects

There have been no changes made to the policies, etc. set forth in the “Notice Regarding the Signing of a Capital and Business Alliance Agreement with Misawa Homes, Commencement of TOB for the Shares of Misawa Homes Co., Ltd. (Securities Code: 1722) and Underwriting of a Private Placement for New Shares” announced by the Company on November 22, 2016.

4.	Places for Public Inspection of Copy of the Tender Offer Report

Toyota Housing Corporation	23-22, Izumi 1-chome, Higashi-ku, Nagoya, Aichi Prefecture
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo
Nagoya Stock Exchange, Inc.	8-20 Sakae 3-chome, Naka-ku, Nagoya, Aichi Prefecture

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